Exhibit 5.2
Telefónica, S.A.
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid
Spain
Telefónica Emisiones, S.A.U.
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid
Spain
Madrid, May 8, 2009
     Dear Sirs,
Telefónica Emisiones, S.A.U. — Telefónica, S.A.
Registration Statement in form F-3
     We have acted as Spanish counsel to Telefónica, S.A. (the “Guarantor”) and Telefónica Emisiones, S.A.U. (the “Company”) in connection with the preparation and filing with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended, of the Company’s and the Guarantor’s registration statement on Form F-3 dated May 8, 2009 (the “Registration Statement”) relating to the offering from time to time, as set forth in the Registration Statement, of the Company’s unsecured, non-convertible debt securities (the “Notes”), which will be fully and unconditionally guaranteed by the Guarantor.
I.	Documents reviewed

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	a copy of the Registration Statement;

(b)	a copy of indenture entered into by the Company, the Guarantor and Bank of New York Mellon on May 8, 2009 (the “Indenture”), which includes a form of guarantee (the “Guarantee”) and a form of Note;

(c)	a copy of the by-laws (estatutos) of the Guarantor, as publicly available at the Web page of the Guarantor (www.telefonica.com) on May 5, 2009;

(d)	a certification related to the Company issued by the Mercantile Registry of Madrid on March 31, 2009;

(e)	a copy of a certification of the resolutions approved by the Board of Directors of the Guarantor at a meeting held on March 25, 2009 in relation to the issue of the Notes and the Guarantees;

(f)	a copy of a certificate of the resolutions adopted by the Guarantor as sole shareholder of the Company on May 4, 2009, in relation to the issue of the Notes.

The Indenture, the Notes and Guarantees will be hereinafter collectively referred to as the “Documents”.

II.	Assumptions

In rendering the opinions expressed below, we have assumed:

(a)	The genuineness of all signatures, stamps and seals appearing in the documents which, or copies of which, we have examined.

(b)	The authenticity and completeness of all documents submitted to us as originals and the conformity to the originals and completeness of all documents submitted to us as copies.

(c)	The drafts of the documents that have been reviewed conform with the documents finally executed.

(d)	The power and authority to execute of, and the due execution by, all parties to the Documents (other than the Guarantor and the Company) and that such execution will bind such parties and that the performance thereof will be within the capacity and powers of each of the parties thereto (other than the Guarantor and the Company).

(e)	That each of the parties to the Documents (other than the Guarantor and the Company) is duly incorporated and validly existing under the laws of the country of incorporation.

(f)	That the Documents will be executed and delivered by Mr. Santiago Fernández Valbuena, Mr. Miguel Escrig Meliá, Mr. Juan José Gómez Miguelañez or Mr. Eduardo Alvarez Gómez on behalf of the Guarantor and by Mr. Juan José Gómez Migueláñez or Mr. Miguel Escrig Meliá, Joint and Several Directors of the Company (Administradores Solidarios), on behalf of the Company.

(g)	That all the documents that should have been filed with the Mercantile Registry of Madrid by the Company have been filed at the date of our search and that a search in respect of matters which are stated therein since the date of our search would not reveal any circumstances or the filing of documents which would affect the conclusions reached herein and that the content of the certification issued by the Mercantile Registry of Madrid on March 31, 2009 accurately reflects the entries held at such Registry in relation to the Company.

(h)	That there are no and there will be no contractual or similar restrictions binding on any person which would affect the conclusions of this opinion resulting from any agreement or arrangement not being a document specifically examined by us for purposes of this opinion and there are no and there will be no arrangements between any of the parties to the Documents which modify or supersede any of the terms thereof.

(i)	That the Documents will be legal, valid, binding and enforceable under the laws of the state of New York, and that insofar as any obligation under the Documents is to be performed in, or is otherwise subject to the laws of, any jurisdiction other than Spain, such Documents will not be illegal or ineffective by virtue of any law of, or contrary to public policy in, that jurisdiction.

(j)	That there are no and there will be no matters or events of a factual nature not disclosed to us which would affect the conclusions herein.

(k)	That all the voting rights of the Company belong to the Guarantor and that the exclusive activity of the Company is the issuance of debt and other financial instruments.

(l)	That the proceeds of the issuance of any series of Notes, net of management and issuance costs, will be permanently deposited with the Guarantor or a company of its consolidated group which could use the proceeds for the general corporate purposes of the group.

(m)	That the obligations of the Guarantor under the Guarantees will constitute, under the laws of the state of New York, an irrevocable and unconditional guarantee of the Guarantor (garantía solidaria e irrevocable).

(n)	That the Notes will be admitted to listing on an organized market in an OECD country.

(o)	That the Notes will not be offered to investors resident in Spain.

(p)	That the aggregate principal amount of Notes to be issued pursuant to the Indenture and any indenture supplemental thereto, does not exceed and will not exceed the maximum aggregate principal amount of Notes authorized to be issued and guaranteed by the Company and the Guarantor pursuant to the resolutions referred to under I.(e) and I.(f) above.

(q)	That the Notes and the Guarantees will be issued, executed and delivered pursuant to the terms of the Indenture.

(r)	That with respect to any series of Notes a public deed of issuance (escritura de emisión) will be executed and registered with the Mercantile Registry and an announcement will be published in the Official Gazette of the Mercantile Registry.
     As to matters of fact material to the opinions expressed below, we have, when relevant facts were not independently established by us, examined and relied upon certificates of officials and other representatives of the Guarantor and the Company.
III.	Spanish Law
     We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain as they stand at present and, therefore, we express no opinion on any question arising under any laws other than the laws of Spain currently in force. In giving this opinion we have assumed that such documents listed above, expressed to be governed by the laws of a country other than Spain constitute legal, valid, binding and enforceable obligations of the respective parties thereto under such laws.
     Our involvement in the transaction described herein has been limited to our role as Spanish counsel to the Company and the Guarantor and, as a consequence thereof, we assume no obligation to advise any other party to this transaction and, furthermore, we assume no obligation to advise either you or any other party of changes of law or facts that could occur after the date of the opinion, even though the change may affect the legal analysis or conclusions given in this opinion.
     Legal concepts are expressed in the documents in English terms and may not be identical or equivalent to those that exist under the laws of Spain. Therefore, this opinion may only be relied upon provided that any issues of interpretation arising from the opinion are governed by Spanish law and brought before a Spanish court.
     None of the Civil Code, the Commercial Code, any Spanish regulation or Spanish case law specifically regulate, address or provide information with respect to a transaction where a Spanish sociedad anónima carries out an issuance of debt instruments in the United States registered under the United States Securities Act of 1933 and pursuant to an indenture qualified under the United States Trust Indenture Act of 1939. Thus, the opinions included in Section IV below are based on the existing opinions of scholars that have addressed such issues and on our interpretation of Spanish law. In addition, once the public deed of issuance (escritura de emisión) to be granted regarding any series of Notes has been registered with the Mercantile Registry, the presumption of validity of the content of the Mercantile Registry set forth in Article 7 of the Mercantile Registry Regulations (Reglamento del Registro Mercantil) will apply to such public deed.
IV.	Opinion
     Based upon and subject to the foregoing, and subject to the further exceptions, limitations and qualifications set forth below, it is our opinion that:

1.	Valid existence

Each of the Company and the Guarantor has been duly incorporated and is validly existing as a sociedad anónima under the laws of the Kingdom of Spain.

2.	Corporate power and corporate action

The Company and the Guarantor, respectively, have the corporate power to authorize, execute and deliver, as applicable, the Indenture, the Notes, the Guarantee and the supplemental indenture relating to a series of Notes. The Guarantor has duly authorized the execution and delivery of the Indenture, the Notes the Guarantee and the supplemental indenture relating to a series of Notes. The Company has duly delegated in favour of the Joint and Several Directors of the Company (Administradores Solidarios) the execution of the Indenture, the Notes and the supplemental indenture and provided that the Indenture, the Notes and the supplemental indenture relating to a series of Notes are executed and delivered by the Company, the Company have duly authorized the Indenture, the Notes and the supplemental indenture relating to such series of Notes.

3.	Choice of law

The choice of the laws of the State of New York as the governing law of the Indenture, the Notes and the Guarantees will be valid and will be recognised and enforced by Spanish courts. The effectiveness of this choice will be subject to the laws of the State of New York being evidenced to the Spanish courts pursuant to Article 281 of the Civil Procedural Law (Ley de Enjuicimiento Civil).

4.	Authorizations and consents

Save for (A) obtaining from the Bank of Spain the número de operación financiera (N.O.F.) and (B) the registration of the public deed of issuance (escritura de emisión) with the Mercantile Registry and the publication of the announcement related to the issue of the Notes in the Official Gazette of the Mercantile Registry, no consent, approval, authorization, order, regulation, qualification or clearance of or with any court or governmental agency or regulatory body in Spain having jurisdiction over the Company or the Guarantor and its subsidiaries or any of their properties or of any stock exchange authorities in Spain is required for (i) the valid authorization, execution and delivery of the Indenture and the Notes of any series and the Guarantee by the Company and the Guarantor, as the case may be, (ii) the issuance and delivery of the Notes of any series or the sale of the Notes of a series or to make interest and all other payments (including on maturity or early redemption) in United States dollars on the Notes of a series, or (iii) for the consummation of the transactions contemplated by the Indenture, any series of the Notes or the Guarantee on the part of the Company or the Guarantor, as the case may be. This notwithstanding, once the Notes of a series have been paid in full, this circumstance must be registered at the Mercantile Registry of the place where the Company is domiciled.

5.	Absence of conflicts

Neither the sale of any series of Notes by the Company, the execution by the Guarantor and the Company of the Documents nor the consummation of any of the other transactions contemplated in the Documents and the Notes will conflict with, result in breach of, or constitute a default under the by-laws of the Guarantor or the Company, or any law, order or regulation known to us to be applicable to the Guarantor or the Company.

V.	Qualifications to Opinion

The opinions expressed above are subject to the following qualifications:

(i)	Our opinions expressed above are subject to the effects and result of the operations involved in any applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally, as well as to any principles of public policy (orden público).

(ii)	The term “enforceable” in this opinion means that the obligations assumed by the relevant party under the relevant documents are of a type that the Spanish courts would generally enforce. However, it does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular, enforcement before the Spanish courts will be subject to the following:
(a)	a Spanish court may refuse to give effect to any provision of the Documents on the grounds that such provision conflicts with Spanish public policy (orden público).

(b)	the Spanish courts will apply the law subject to the equitable principles and may not grant enforcement in the event that they deem a right has not been exercised in good faith or that it has been exercised in abuse of right (abuso de derecho) and will not enforce an obligation in case of fraud;

(c)	a Spanish court may issue an award of damages where specific performance is deemed impracticable;

(d)	the validity and performance of contractual obligations may not be left at the discretion of one of the contracting parties as per Article 1,256 of the Civil Code; and

(e)	a Spanish court may not enforce a contractual provision which requires any party thereto to pay any amounts on the grounds that such provision is a penalty within the meaning of Articles 1,152 et seq. of the Civil Code, which the court considers obviously excessive as a pre-estimate of damages; in this event the court may reduce the amount of the penalty.
(iii)	In Spanish Procedural law, the rules of evidence in any judicial proceeding cannot be modified by agreement between the parties and, consequently, any provisions of the

Documents in which determinations, certificates, notifications, opinions or the like made by the parties are to be deemed conclusive in the absence of manifest error would not be upheld by a Spanish court. The assessment of any evidence provided in any judicial proceeding will correspond to the Spanish court. The admissibility of evidence or as supporting documentation before a Spanish court or authorities of any document that is not in the Spanish language may be subject to the provision of an officially sworn translation into Spanish.

(iv)	The laws of the State of New York may not be applied by Spanish courts, pursuant to Articles 12.3 and 12.4 of the Civil Code and Article 16 of the Rome Convention on the law applicable to contractual obligations, if the Spanish courts determine that the choice in the Documents of the laws of the state of New York has been made with the intent of avoiding the application of mandatory Spanish laws or legal requirements or if the applicable laws of the State of New York were contrary to Spanish public policy.
     This opinion letter is rendered to the addressees identified herein in connection with the above described transaction. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose and persons other than its addressees shall not make decisions based on the opinion letter or claim any liability for its content without our prior written consent. Notwithstanding the foregoing, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement or any subsequent amendment thereto and to the use of our name under the captions “Enforceability of certain civil liabilities” and “Legal matters” in the prospectus included in the Registration Statement.
     Very truly yours,
     /s/ Rafael Sebastián